RECEIVED

2005 JUN 21 A 10:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL


05009165

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

June 14, 2005

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of its press release "Annual General Meeting approves all proposed resolutions".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Iris Garbers

PROCESSED
JUN 21 2005
THOMSON FINANCIAL

Enclosures

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Hauptversammlung stimmt allen Beschluss-vorschlägen zu

Hannover, 14. Juni 2005: Die mit rund 1.500 Teilnehmern sehr gut besuchte ordentliche Hauptversammlung der Hannover Rück hat heute mit großer Mehrheit allen Beschlussvorschlägen zugestimmt. Der Vorstandsvorsitzende Wilhelm Zeller blickte in seiner Rede noch einmal auf das trotz hoher Groß-schadenbelastungen aus Naturkatastrophen sehr zufrieden stellende Geschäftsjahr der Gesellschaft zurück. Wenngleich der Jahresüberschuss 2004 infolge der ungewöhnlichen Schadenlast und der anhaltenden Dollarschwäche auf 309 Mio. EUR (355 Mio. EUR) zurückging, hat die Hannover Rück im vergangenen Jahr ihr Eigenkapital-Mindestrenditeziel von 12 % erneut übertroffen.

Zellers Einschätzung für das laufende Geschäftsjahr ist ebenfalls positiv: „Mit unserem Ergebnis zum 1. Quartal haben wir eine gute Grundlage gelegt, unser für 2005 angekündigtes Gewinnziel von 430 bis 470 Mio. EUR und damit ein Ergebnis je Aktie von 3,60 bis 3,90 EUR zu erreichen“, unterstrich Zeller.

Die Hauptversammlung stimmte dem Vorschlag des Vorstands und des Aufsichtsrats über die Verwendung des Bilanzgewinns zu. Auf jede für das gesamte Geschäftsjahr voll eingezahlte Aktie erhalten die Aktionäre eine Brutto-Dividende von 1,00 EUR (Vj. 0,95 EUR).

Ferner hat die Hauptversammlung den Vorstand der Hannover Rück zum Erwerb eigener Aktien bis zum 30. November 2006 ermächtigt.

Seine Ergebnisse für das 2. Quartal des laufenden Geschäftsjahres wird das Unternehmen am 11. August 2005 veröffentlichen. Die nächste ordentliche Hauptversammlung der Hannover Rück findet am 12. Mai 2006 statt.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail:
eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Annual General Meeting approves all proposed resolutions

Hannover, 14 June 2005: The roughly 1,500 participants at Hannover Re's very well attended Annual General Meeting today approved all proposed resolutions by a substantial majority. In his address to the meeting Wilhelm Zeller, Chairman of the Executive Board, looked back once again on a financial year that had proven highly satisfactory for the company despite the considerable burden of natural catastrophe losses. Although net income in 2004 declined to EUR 309 million (previous year: EUR 355 million) due to the exceptional loss expenditure and protracted weakness of the US dollar, Hannover Re again surpassed its minimum return-on-equity target of 12 % in the financial year just-ended.

Mr. Zeller's assessment of the current financial year is also favourable: "With our first-quarter result we have put in place a solid foundation for achieving our declared 2005 profit target of EUR 430 to 470 million, or earnings of EUR 3.60 to 3.90 a share", Mr. Zeller emphasised.

The Annual General Meeting approved the proposal of the Executive Board and Supervisory Board regarding the distribution of the disposable profit. Shareholders will receive a gross dividend of EUR 1.00 (previous year: EUR 0.95) on each share that was fully paid-up for the entire financial year.

The Annual General Meeting also authorised the Executive Board of Hannover Re to acquire treasury stock in the period until 30 November 2006.

The company will publish its results for the second quarter of the current financial year on 11 August 2005. The next Annual

...

General Meeting of Hannover Re is scheduled to be held on 12 May 2006.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (tel. +49 / 511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*